DM

18006769

SL

Washington, D.C. 20549

SEC Mail Processing Section MAR 05 2018 Washington DC 408

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 52855

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/17 (MM/DD/YY) AND ENDING 12/31/17 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Marv Capital, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

450 7th Avenue, Suite 601
(No. and Street)

New York (City) NY (State) 10123 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Virupaksha Raparthi 212 244-7563
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Morey, Nee, Buck & Oswald, LLC
(Name – *if individual, state last, first, middle name*)

2571 Baglyos Circle, Suite B20 (Address) Bethlehem (City) PA (State) 18020 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Virupaksha Raparthi, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Marv Capital, Inc., as of December 31, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

Managing Principal
Title

HOWARD JOSEPH JONES
Notary Public - State of New York
NO. 01JO6347380
Qualified in Nassau County
My Commission Expires Sep 6, 2020

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Marv Capital, Inc.

Report Pursuant to Rule 17a-5 (d)

Financial Statements

For the Year Ended December 31, 2017

Public

Morey, Nee, Buck & Oswald, LLC

Certified Public Accountants and Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of Marv Capital, Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Marv Capital, Inc. as of December 31, 2017, and the related notes (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Marv Capital, Inc. as of December 31, 2017 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Marv Capital, Inc.'s management. Our responsibility is to express an opinion on Marv Capital, Inc.'s financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Marv Capital, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Morey, Nee, Buck & Oswald, LLC

Morey, Nee, Buck & Oswald, LLC

We have served as Marv Capital, Inc.'s auditor since 2017.

Bethlehem, Pennsylvania

February 28, 2018

1120 N. Bethlehem Pike • Suite 107 • PO Box 459 • Spring House, PA 19477• Phone: 610-882-1000
2571 Baglyos Circle • Suite B20 • Bethlehem, PA 18020 • Phone: 610-882-1000
59 West End Avenue • Somerville, NJ 08876 • Phone: 908-393-0549

www.moreycpa.com

Marv Capital, Inc.
Statement of Financial Condition
December 31, 2017

Assets

Cash	$ 114,289
Clearing broker deposit	150,150
Interest receivable	3,005
Inventory	308,193
Furniture and equipment, net of accumulated depreciation	1,436
Payroll tax refund due	28,043
Prepaid expenses	3,947
Deposits	16,000
Total Assets	625,063

Liabilities and Stockholders' Equity

Liabilities		
Accounts payable and accrued expenses		141,049
Commissions payable		72,226
Payroll liabilities		12,827
Due to clearing broker		25,587
Inventory loan		113,991
Total Liabilities		365,680
Shareholders' Equity		
Common stock, $1 par value, 1,000,000 shares authorized; 586,574 shares outstanding	$ 586,574	
Paid-in capital	700,405	
Retained earnings (deficit)	(1,027,596)	259,383
Total Shareholders' Equity		259,383
Total Liabilities and Shareholders' Equity		$ 625,063

See accompanying notes to financial statements

Marv Capital, Inc.
Notes to Financial Statements
December 31, 2017

Note 1 – Organization and Nature of Business

Marv Capital, Inc. (the "Company") was incorporated May 22, 2000 in the State of California. The Company became a member of the National Association of Securities Dealers (NASD) on March 13, 2001. The NASD and NYSE Member Regulation consolidated in 2007 to form FINRA (Financial Industry Regulatory Agency). The Company does not hold customers' funds or securities. Its principal business activity during the year was investment banking (corporate finance fees) and brokerage commissions. The Company was sold in March of 2010 and changed its name from Marino Capital Partners, Inc. to Marv Capital, Inc. The Company's principal office is in New York, New York.

Note 2 – Significant Accounting Policies

Basis of Presentation – The Company conducts business on a fully disclosed basis. The Company does not hold customer funds and/or securities. The Company currently conducts several types of business as a securities broker-dealer, including:

- Broker or dealer retailing corporate equity securities over-the-counter
- Broker or dealer selling corporate debt securities
- Non-exchange member arranging for transactions in listed securities by exchange member
- Private placements of securities

Use of Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes – The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years.

The accounting principles generally accepted in the United States of America provide accounting and disclosure guidance about positions taken by an organization in its tax returns that might be uncertain. Management has considered its tax positions and believes that all of the positions taken by the Company in its Federal and State organization tax returns are more likely than not to be sustained upon examination. The Company is subject to examinations by U.S. Federal and State tax authorities from 2014 to the present, generally for three years after they are filed.

Depreciation – Depreciation is provided on a straight-line basis using estimated useful lives of five to ten years. Accumulated depreciation at December 31, 2017 was $2,626.

Marv Capital, Inc.
Notes to Financial Statements
December 31, 2017

Note 3 – Fair Value

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.
- Level 3 inputs are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2017.

Fair Value Measurements on a Recurring Basis
As of December 31, 2017

Assets	**Level 1**	**Level 2**	**Level 3**
Inventory:			
Federal Obligations	$ -	$161,115	$ -
Corporate Obligations	-	147,078	-
Total	$ -	$ 308,193	$ -

Note 4 – Receivable from and Payable to Broker-Dealers and Clearing Organizations

Amounts receivable from and payable to broker-dealers and clearing organizations at December 31, 2017, consist of the following:

	Receivable	**Payable**
Fees and commissions receivable/payable	$ -	$25,587

Note 5 – Concentration of Credit Risk

The Company is engaged in various trading and brokerage activities in which counter-parties primarily include broker-dealers, banks, and other financial institutions. In the event counter-parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter-party or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counter-party.

Note 6 – Related Party Transactions

Marv Investment Management Corporation, a related entity, assesses consulting fees to the Company pursuant to a written agreement. For the year ended December 31, 2017, the consulting fees totaled $790,000.

Note 7 – Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 5c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and aggregate indebtedness change day by day, but on December 31, 2017, the Company had net capital of $112,036 which was $12,036 in excess of its required net capital requirement of $100,000. The Company's aggregate indebtedness, $365,680, to net capital was 3.26 to 1.

Note 8 – Income Taxes

The Company files its corporate income tax returns on an accrual basis. For federal income tax purposes, there are net operation loss (NOLs) of approximately $282,000 expiring in the years 2039 to 2041. Management believes that it is more likely than not that the benefit from this NOL carryforward will not be realized. Consequently a valuation allowance of 100% was applied against the deferred tax asset related to the NOL carryforward. Provision for income taxes for the year consists of the following:

Federal	$ 0
State	1,000
Total income tax expense	$ 1,000

Note 9 – Leases

The Company rents office space on a month to month basis. Rent expense for the year ended December 31, 2017 was $35,692.

Marv Capital, Inc.
Notes to Financial Statements
December 31, 2017

Note 10 – Legal Matters

The owners of the Company are plaintiffs in two disputes with unrelated parties. Based upon counsel and management's opinion, the outcomes of such matters are not expected to have a material adverse effect on the financial position or changes in net assets of the Company.

Note 11 – Exemption from the SEC Rule 15c3-3

The Company is an introducing broker-dealer that clears all transactions with and for customers on a fully disclosed basis with an independent securities clearing company and promptly transmits all customer funds and securities to the clearing company, which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of the SEC Rule 17a-3 and 17a-4, as are customarily made and kept by a clearing broker or dealer.

Note 12 – Subsequent Events

Management has reviewed the results of operations for the period of time from its year end December 31, 2017 through February 28, 2018, the date the financial statements were available to be issued, and has determined that no adjustments are necessary to the amounts reported in the accompanying financial statements nor have any subsequent events occurred, the nature of which would require disclosure.

Marv Capital, Inc.
Schedule II – Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
As of December 31, 2017

A computation of reserve requirement is not applicable to Marv Capital, Inc. as the Company qualifies for exemption under Rule 15c3-3 (k) (2) (ii).

Marv Capital, Inc.
Schedule III – Information Relating to Possession or Control Requirements under Rule 15c3-3
As of December 31, 2017

Information relating to possession or control requirements is not applicable to Marv Capital, Inc. as the Company qualifies for exemption under Rule 15c3-3 (k) (2) (ii).

Marv Capital, Inc.
450 7th Avenue, Suite 609
New York, NY 10123

Exemption Report

February 28, 2018

Morey, Nee, Buck & Oswald, LLC.
2571 Baglyos Circle, Suite B20
Bethlehem, PA 18020

Re: SEA Rule 17a-5(d) (4) Exemption Report

Dear Mr. Gerard Nee:

Pursuant to the referenced rule, the following information is provided.

Under its membership agreement with FINRA and pursuant to Rule 15c3-3(k)(2)(ii), the Company conducts business on a fully disclosed basis and does not execute or clear securities transactions for customers.

Marv Capital, Inc. met the Section 240.15c3-3(k)(2)(ii) exemption for the period January 1, 2016 through December 31, 2016.

Sincerely,

Virupaksha Raparthi
Managing Partner